SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For January 16, 2015
(Commission File No. 1-31317)

Companhia de Saneamento Básico do Estado de São Paulo - SABESP
(Exact name of registrant as specified in its charter)

Basic Sanitation Company of the State of Sao Paulo - SABESP
(Translation of Registrant's name into English)

Rua Costa Carvalho, 300
São Paulo, S.P., 05429-900
Federative Republic of Brazil
(Address of Registrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)__.
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)__.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Notice to the Market

São Paulo, Brazil, January 9, 2015. Companhia de Saneamento Básico do Estado de São Paulo - Sabesp, hereby informs its shareholders and the market in general that it will apply a contingency tariff to those municipalities served by Sabesp in the Piracicaba, Capivari and Jundiaí Water Basin under influence of the Cantareira System. The contingency tariff will be applied for users whose monthly consumption exceeds their monthly average consumption between February 2013 and January 2014, as follows:

i. 40% increase on the tariff amount applicable to the water consumption portion that exceeds up to 20% of the average; or

ii. 100% increase on the tariff amount applicable to the water consumption portion that exceeds more than 20% of the average.

All users are subject to the contingency tariff, including those with fixed demand agreements, except in the following cases:

i. those with monthly consumption equal to or less than 10 m³; and

ii. hospitals, emergency rooms, nursing homes, police stations, prisons, detention centers and CASA Foundation service centers.

The municipalities included in the expansion of the program are: Bragança Paulista, Joanópolis, Nazaré Paulista, Pinhalzinho, Piracaia, Vargem, Hortolândia, Itatiba, Jarinu, Monte Mor, Morumgaba and Paulínia.

The contingency tariff will remain in effect for consumption measured as of the publication date in São Paulo State Official Journal of Sabesp Notice 01/15 until December 31, 2015.

The full content of mentioned Notice is also available on www.sabesp.com.br.

January, 9th, 2015

Rui de Britto Álvares Affonso

Chief Financial Officer and Investor Relations Financial Officer

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city São Paulo, Brazil.
Date: January 16, 2015

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

By:	/s/ Rui de Britto Álvares Affonso
Name: Rui de Britto Álvares Affonso Title: Chief Financial Officer and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.